

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 26, 2021

Raluca Dinu
Chief Executive Officer
GigCapital4, Inc.
1731 Embarcadero Road, Suite 200
Palo Alto, California 94303

     Re: GigCapital4, Inc.
        Revised Preliminary Proxy Statement on Schedule 14A
        October 15, 2021
        File No. 001-40031

Dear Dr. Dinu:

     We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to the comment, we may have additional comments. References to prior comments are to those in our letter dated September 29, 2021.

Revised Preliminary Proxy Statement on Schedule 14A

Risk Factors
Historically, existing customers have expanded their relationships with us..., page 51

1.   We note the disclosure provided in response to prior comment 1. Please clarify whether all of the significant customers referenced in this risk factor have contracts that "permit them to unilaterally terminate our arrangement at any time (subject to notice and certain other provisions)."

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Ryan Rohn, Senior Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accountant Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jeffrey C. Selman